Mail Stop 4561

October 20, 2006

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

> **Re:** **Republic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for the Quarters Ended March 31 and June 30, 2006**
> **File No. 0-24649**

Dear Mr. Sipes:

We have reviewed your response dated October 17, 2006 and have the following comments.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Management's Discussion and Analysis

Noninterest Income, page 34

1.   We have reviewed your proposed future disclosure and response to comment two of our letter dated September 21, 2006. Please tell us the following regarding the securitization residual interest you retain:

- what the residual interest asset represents, such as securities backed by the transferred assets, undivided interest, cash collateral or residual interest in the securitization trust;
- the expected life of the residual interest asset;
- how you determine the fair value initially and subsequent to the securitization transaction;
- how you allocated the previous carrying amount between the assets securitized and the retained residual interest; and
- your basis for accounting for the residual interest as a trading asset.

2.   We have reviewed your response to comment three of our letter dated September 21, 2006. In your journal entry provided demonstrating how you recorded the second quarter "recovery" debits cash and credits the line item "Securitization Residual – Gain/Loss." Please confirm to us that the account credited represents the component of non-interest income that is presented on your statement of income. If this is the case, explain why you are not increasing the value of the residual value asset as your proposed future MD&A disclosure states that this adjustment represents the quarterly adjustment to the carrying value of this asset.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief